Exhibit 99.3

Autohome Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE: ATHM and HKEX: 2518)

Form of Proxy for Annual General Meeting

to be held on June 23, 2026

(or any adjournment(s) or postponement(s) thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors (the “Board”) of Autohome Inc., a Cayman Islands company (the “Company”), of proxies from the holders of the issued ordinary shares with a par value of US$0.0025 each (the “Shares”) to be exercised at the Annual General Meeting of the Company (the “Meeting”) to be held at 18th Floor, Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, The People’s Republic of China on June 23, 2026 at 3:00 p.m. (Beijing time), and at any adjournment(s) or postponement(s) thereof, for the purpose set forth in the accompanying Notice of Annual General Meeting (the “Meeting Notice”).

Only the holders of record of the Shares on the Company’s register of members at the close of business on May 27, 2026 (Hong Kong time) (the “Record Date”) are entitled to notice of, to attend and to vote at, the Meeting. Each Share is entitled to one vote on all matters. The quorum of the Meeting is one or more shareholders entitled to vote and present in person or by proxy representing not less than ten percent (10%) of the voting rights represented by the issued and outstanding voting Shares in the Company throughout the Meeting.

The Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the proxy will vote the Shares in his/her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the Meeting acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the Shares FOR the resolution. As to any other business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the Meeting. However, if any other matter properly comes before the Meeting, or any adjournment(s) or postponement(s) thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised by (i) submitting to the Company, at the address set forth below, a duly signed revocation or (ii) voting in person at the Meeting.

Holders of Shares registered on our branch register of members in Hong Kong must return this proxy by mail or by hand to 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible so that it is received by the Company no later than 3:00 p.m. (Hong Kong time) on June 21, 2026 to ensure your representation at the Meeting.

Holders of Shares registered on our principal register of members in Cayman Islands must return this proxy by e-mail to ir@autohome.com.cn, by no later than 3:00 p.m. (Hong Kong time) on June 21, 2026.

Autohome Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE: ATHM and HKEX: 2518)

Form of Proxy for Annual General Meeting

to be held on June 23, 2026

(or any adjournment(s) or postponement(s) thereof)

I/We          of                   , being the registered holder of          ordinary shares(Note 1) with a par value of US$0.0025 each of Autohome Inc. (the “Company”), hereby appoint the Chairman of the Annual General Meeting(Note 2) or          of                      as my/our proxy to attend and act for me/us at the Annual General Meeting of the Company to be held at 18th Floor, Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, The People’s Republic of China and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.(Note 3)

	RESOLUTIONS	FOR(Note 3)	AGAINST(Note 3)	ABSTAIN(Note 3)

1.	As a special resolution:

THAT the Company’s Seventh Amended and Restated Memorandum of Association and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Eighth Amended and Restated Memorandum of Association and Articles of Association in the form as attached as Exhibit B of the Notice of the Annual General Meeting.

2.	As an ordinary resolution:

THAT Mr. Chi Liu be re-elected as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

3.	As an ordinary resolution:

THAT Mr. Haishan Liang be re-elected as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

4.	As an ordinary resolution:

THAT Ms. Cuimei Zhang be re-elected as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

	RESOLUTIONS	FOR(Note 3)	AGAINST(Note 3)	ABSTAIN(Note 3)

5.	As an ordinary resolution:

THAT Mr. Shenglei Zhou be re-elected as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

6.	As an ordinary resolution:

THAT Mr. Xing Fang be re-elected as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

Dated	, 2026	Signature(s)(Note 4)

Notes:

1

Please insert the number of ordinary shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the ordinary shares in the Company registered in your name(s).

2

If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his/her stead. If you have appointed more than one proxy, please specify in the voting boxes above the number of ordinary shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3

IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING ON THE RESOLUTION, TICK THE BOX MARKED “ABSTAIN”. ALTERNATIVELY, YOU MAY ALSO INDICATE THE RESPECTIVE NUMBERS OF SHARES FOR EACH OF THE “FOR,” “AGAINST” AND “ABSTAIN” COLUMNS. Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. A proxy need not be a member of the Company, but must attend the Meeting in person. A member may only have one form of proxy valid at any one time and if a member submits more than one form of proxy, the last form of proxy received in the manner described in this form of proxy above shall be treated as the only valid form of proxy. Any alteration made to this form of proxy must be duly initialed by the person who signs it. Completion and deposit of a form of proxy does not prevent a member from attending the Meeting in person but if a member attends the Meeting and votes, this proxy will be revoked.

4

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its seal or under the hand of an officer or attorney or other person duly authorized to sign the same.